Exhibit 99.1

Clearmind Medicine Announces Successful Completion of Treatment in All Patients of the Second Cohort in Ongoing Phase I/IIa Clinical Trial for CMND-100

Vancouver, Canada, Jan. 14, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the successful completion of treatment for all patients in the second cohort of its ongoing FDA-approved Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD).

The second cohort, consisting of six patients recruited across premier clinical sites, including Johns Hopkins University, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center, has now fully completed the treatment per protocol. This milestone builds on the positive results from the first cohort, which demonstrated a favorable safety profile and preliminary efficacy signals, including reduced cravings and withdrawal symptoms.

“We are pleased to announce the successful completion of treatment in the second cohort, within a month after receiving DSMB approval to continue enrollment, marking continued steady progress in our multinational Phase I/IIa trial,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “This achievement reflects the dedication of our clinical sites and the strong interest in CMND-100 as a potential innovative therapy for AUD, a condition with significant unmet medical needs. We look forward to upcoming data readouts and advancing toward subsequent cohorts.”

The Phase I/IIa trial is a multinational, multicenter study designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. Topline results from the second cohort are anticipated in the coming months.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses progress in our multinational Phase I/IIa trial, interest in CMND-100 as a potential innovative therapy for AUD and advancing toward subsequent cohorts. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.